UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cambridge Heart, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

131910101

(CUSIP Number)

Michelle L. Basil, Esq., Nutter, McClennen & Fish LLP 155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of reporting persons Roderick de Greef
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 8,822,623
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 8,822,623
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 8,822,623
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row 11: 8.2%
(14)	Type of reporting person (see instructions): IN

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Item 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”) of Cambridge Heart, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is 100 Ames Pond Drive, Tewksbury, Massachusetts 01876.

Item 2. Identity and Background.

(a) This Schedule is filed by Roderick de Greef (the “Reporting Person”).

(b) The address of the Reporting Person is c/o Cambridge Heart, Inc., 100 Ames Pond Drive, Tewksbury, Massachusetts 01876.

(c) The Reporting Person is the Chairman of the Board of the Company.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The purchase of the Notes, Warrants and AIR (each as defined and described further in Item 4) for an aggregate purchase price of $300,000 was funded through the personal funds of the Reporting Person and through the conversion and cancellation of a Bridge Note (as defined in Item 4) previously purchased from the Company by the Reporting Person with the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

On November 14, 2011, the Company issued senior unsecured convertible promissory notes to two investors in the aggregate principal amount of $600,000 (the “Bridge Notes”), including the Reporting Person in the principal amount of $250,000. Upon the closing of certain financing transactions, the Bridge Notes were convertible into securities with the same rights, priorities and privileges as purchased by investors in such financing, based on a conversion ratio equal to the principal amount of the Bridge Notes divided by the price per share paid in such financing in the case of an equity financing, or into a debt instrument or instruments of the same class and series issued to other investors in such financing, including any warrants issued in connection therewith, having an original principal amount equal to the outstanding principal balance of the Bridge Notes in the case of a convertible debt financing. The Bridge Notes bore a one-time interest amount equal to 10% percent of the principal amount of the Notes, paid in full on November 14, 2011 through the issuance of a number of shares of Common Stock of the

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Company determined by the product of 10% percent of the principal amount of the Bridge Notes divided by the VWAP of the Common Stock for the ten trading days prior to but not including November 14, 2011. The Reporting Person was issued 170,068 shares of Common Stock as interest on the Bridge Note.

On January 17, 2012, the Company issued and sold senior secured convertible promissory notes (the “Notes”) in the aggregate principal amount of $2,500,000 together with common stock warrants and additional investment rights described below to new and current institutional and private accredited investors (the “Investors”) pursuant to the terms of two Subscription Agreements dated January 17, 2012 between the Company and the Investors party thereto (the “Private Placement”). The Reporting Person agreed to convert his Bridge Note into a Note with an aggregate principal amount of $250,000 and a corresponding amount of Warrants and AIRs (each defined below). Additionally, the Reporting Person purchased an additional Note in the aggregate principal amount of $50,000 and a corresponding amount of Warrants and AIRs.

The Notes acquired by the Reporting Person are convertible into an aggregate of 2,727,272 shares of Common Stock of the Company at a conversion price of $0.11 per share. The conversion price of the Notes is subject to adjustment in certain circumstances. If the Company issues shares of Common Stock, or securities convertible into or exercisable for shares of common stock, at a price lower than the conversion price, then the conversion price of the Notes will, with limited exceptions, be adjusted to such lower price. The Notes will mature eighteen months from the date of issuance and bear interest at the rate of 8% per annum due and payable quarterly in arrears commencing March 31, 2012 and upon maturity. Interest on the Notes is payable in cash or, at the election of the Company, in shares of Common Stock, provided that certain conditions are met, at a conversion price equal 85% of the volume weighted average price per share of the Company’s Common Stock for the 20 trading days ending on the due date of the interest payment being made (the “PIK Share Value”). In the event that the Notes are converted voluntarily by the holder at any time prior to July 17, 2013, the interest payable on the Notes will be increased by an amount equal to $200 per $1,000 of converted principle amount of such Note, less any interest payments made with respect to the converted Note (the “Additional Interest”). The Additional Interest is payable in cash, or at the Company’s election in Common Stock, provided that certain conditions are met, at a conversion price equal to the PIK Share Value.

In connection with the Private Placement, the Company issued to the Reporting Person warrants (the “Warrants”) to purchase an aggregate of 2,727,272 shares of Common Stock at an exercise price of $0.15 per share (which is equal to 125% of the closing price of the Common Stock on January 13, 2012). The exercise price of the Warrants is subject to adjustment in certain circumstances. If the Company issues shares of Common Stock, or securities convertible into or exercisable for shares of Common Stock, at a price lower than the exercise price, then the exercise price of the Warrants will, with limited exceptions, be adjusted to such lower price. The Warrants will terminate on January 17, 2016.

In connection with the Private Placement, the Company also issued to the Reporting Person an additional investment right (the “AIRs”) granting the Reporting Person the right to purchase an additional principal amount of Notes equal to 25% of the original principal amount of Notes purchased by the Reporting Person at the closing of the Private Placement (i.e., $75,000) and a corresponding amount of Warrants (i.e., 681,818 shares), at any time prior to July 15, 2012.

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All of the securities of the Company acquired by the Reporting Person were acquired and are being held for investment purposes. The Reporting Person does not have any specific control intent, but may be deemed to have the effect of influencing the control of the Company by virtue of his position as the Chairman of the Board of Directors of the Company.

The Reporting Person in his capacity as a shareholder of the Company does not have any present plan to engage in or plan for his engagement in:

(1) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(3) a sale or transfer of a material amount of assets of the Company;

(4) steps designed to result in changes in the present board of directors or management of the Company;

(5) any material change in the present capitalization or dividend policy of the Company;

(6) any other material change in the Company’s business or corporate structure;

(7) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

The Reporting Person, however, may in the future be deemed to have engaged in the above listed activities solely by virtue of his position as the Chairman of the Board of Directors should the Board of Directors determine to engage in such activities.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, the Reporting Person may be deemed to beneficially own 8,822,623 shares of Common Stock, consisting of (i) 657,873 shares of Common Stock held directly by the Reporting Person, (ii) 609,756 shares of Common Stock issuable upon conversion of 50 shares of Series D Convertible Preferred Stock, (iii) 736,814 shares of Common Stock issuable upon exercise of options, (iv) 2,727,272 shares of Common Stock issuable upon conversion of the Notes, (v) 2,727,272 shares of Common Stock issuable upon exercise of the Warrants, (vi) 681,818 shares of Common Stock issuable upon conversion of the Notes issuable upon exercise of the AIRs, and (vii) 681,818 shares of Common Stock issuable upon exercise of the Warrants issuable upon exercise of the AIRs.

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The shares beneficially owned by the Reporting Persons represent approximately 8.2% of the issued and outstanding shares of Common Stock of the Company. The Reporting Person will have the sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of these shares of Common Stock of the Company.

(c) See the description of the acquisition of the Bridge Notes, Notes, Warrants and AIRs contained in Item 4 of this Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION

1	Form of Senior Unsecured Convertible Promissory Note issued on November 14, 2011 (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K dated January 17, 2012).

2	Convertible Note Purchase Agreement, dated as of November 14, 2011, by and among the Company and the signatories thereto (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K dated January 17, 2012).

3	Subscription Agreement, dated as of January 17, 2012, by and among the Company and certain Investors (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated January 17, 2012).

4	Subscription Agreement, dated as of January 17, 2012, by and among the Company and certain Investors (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated January 17, 2012).

5	Form of Senior Secured Convertible Note issued on January 17, 2012 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated January 17, 2012).

6	Form of Warrant to purchase shares of common stock of the Company issued on January 17, 2012 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K dated January 17, 2012).

7	Form of Additional Investment Right issued on January 17, 2012 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K dated January 17, 2012).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 27, 2012

/s/ Roderick de Greef
Roderick de Greef